Exhibit No. 99.1
For immediate release

FAIRMONT ANNOUNCES COMMENCEMENT OF CONVERSION RIGHTS
FOR ITS CONVERTIBLE SENIOR NOTES

TORONTO, April 12, 2006 – Fairmont Hotels & Resorts Inc. ("Fairmont") (TSX/NYSE: FHR) today announced that its Convertible Senior Notes due 2023 (the “Notes”) will become convertible at the option of the holders commencing on April 17, 2006. The Notes are becoming convertible as a result of the previously announced acquisition of all of the outstanding Fairmont common shares pursuant to a plan of arrangement under Canadian law (the "Arrangement") by a company (the "Purchaser") owned by affiliates of Kingdom Hotels International and Colony Capital, LLC. The April 17 date has been set as a result of Fairmont’s Board of Directors determining that May 2, 2006 shall be treated as the anticipated effective date of the Arrangement.

From April 17, 2006 until the effective time of the Arrangement (or any earlier termination of the Acquisition Agreement), each US$1,000 principal amount of Notes will be convertible into 26.5041 common shares of Fairmont. Cash will be paid in lieu of any fractional shares. Following the effective time of the Arrangement, Fairmont will satisfy any conversion of the Notes by way of a cash payment in the amount of US$1,192.68 for each US$1,000 principal amount of Notes converted (calculated by multiplying 26.5041 common shares by US$45.00, which is the per share consideration payable pursuant to the Arrangement). Further details regarding the conversion of the Notes are contained in the Notice to Holders of Convertible Senior Notes, mailed by Fairmont on March 31, 2006. A copy of the notice is available on Fairmont’s website at www.fairmontinvestor.com as well as at www.sec.gov and www.sedar.com.

On March 31, 2006, the Purchaser commenced a tender offer to purchase each $1,000 principal amount of the Notes at a purchase price of $1,211.43, which is the sum of $1,192.68 plus accrued and unpaid interest to June 1, 2006. Additional information regarding the Purchaser’s tender offer is contained in the Notice to Holders of Convertible Senior Notes. As described in the Notice, neither Fairmont nor its Board of Directors makes any recommendation with respect to the offer or any of the other alternatives available to holders of the Notes. Holders of the Notes should make their own decisions regarding the offer and the other alternatives available to them.

The closing of the transactions is subject to shareholder approval of the Arrangement at a special meeting to be held on April 18, 2006 and subject to court approval in Canada (as required under Canadian law), as well as the satisfaction or waiver of the other conditions specified in the Acquisition Agreement. While May 2, 2006 has been set by Fairmont’s Board of Directors as the anticipated effective date of the Arrangement for purposes of setting the commencement of conversion rights for the Notes, the closing of the Arrangement and the timing of the actual effective date will depend on the satisfaction or waiver of conditions specified in the Acquisition Agreement. Therefore, at this time, no assurance can be given as to the closing of the Arrangement or the timing thereof.

This press release contains only a summary of certain provisions of the Notes and the indenture governing the Notes. A complete explanation of the conversion rights of holders of the Notes, as well as the procedures required to convert the Notes, is set forth in the indenture. All holders are urged to review the conversion provisions contained in the indenture in their entirety. A copy of the indenture is available on Fairmont’s website at www.fairmontinvestor.com.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 87 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 866-627-0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com